Dorsey & Whitney LLP

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Salt Lake City, UT 84111

Tel. +1 (801) 933-7360

Fax: +1 (801) 933-7373

www.dorsey.com

Josh Erekson

Of Counsel

+1 (801) 933-4083

erekson.josh@dorsey.com

November 27, 2024

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Baker and Terence O’Brien

Re:	SeaStar Medical Holding Corporation
Form 10-K filed April 16, 2024
File No. 001-39927

Dear Ms. Baker and Mr. O’Brien:

On behalf of SeaStar Medical Holding Corporation, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated November 26, 2024 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Form 10-K for the fiscal year ended December 31, 2023.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form 10-K for the fiscal year ended December 31, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures.

Management's Annual Report on Internal Control Over Financial Reporting, page 141

1. We note your statement that you are excluding management’s report on internal control over financial reporting pursuant to Section 215.02 of the SEC Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations. Please note that your facts do not fit within the circumstances set forth in this guidance. Ensure

Jeanne Baker and Terence O’Brien

November 27, 2024

your future filings on Form 10-K include management’s annual report on internal control over financial reporting, as required by Item 308 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. In future filings on Form 10-K, the Company will include management’s annual report on internal control over financial reporting, as required by Item 308 of Regulation S-K.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at +1 (801) 933-4083 or via email at erekson.josh@dorsey.com.

Sincerely,

Dorsey & Whitney LLP

By:	/s/ Josh Erekson
Name:	Josh Erekson